Filed by Tiberius Acquisition Corporation
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiberius Acquisition Corporation
Commission File Number: 001-38422
Date: October 11, 2019

3601 N Interstate 10 Service Rd W Metairie, LA 70002 Phone +1.504.754.6671

Tiberius Acquisition Corp. Announces Business Combination and NASDAQ Public Market Listing of International General Insurance Holdings Company

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Transaction financing is fully committed from existing forward purchase agreements and current Tiberius investors who have agreed not to redeem alongside a significant backstop from Tiberius’s sponsor and new PIPE investors purchasing stock at $10.20 per share

❖	IGI’s IFRS book value was $316 million as of June 30, 2019 and operating earnings are expected to be approximately $30 million for 2019

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This transaction is expected to close in Q1 2020 and add approximately $120 million of equity to IGI’s balance sheet to support its core specialty (re)insurance business and enable IGI to take advantage of attractive worldwide market conditions

❖	Pro forma market capitalization of IGI is expected to be greater than $550 million

❖	Upon the closing of the proposed transaction, IGI’s senior management will continue to serve in their current roles and Wasef Jabsheh will own approximately 24% of the company

❖	Investor Conference Call scheduled for tomorrow, October 11, 2019 at 10:00 am ET.

DUBAI, United Arab Emirates and NEW ORLEANS, Louisiana October 10, 2019 (PR NEWSWIRE) -- International General Insurance Holdings Ltd. (“IGI” or the “company”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, announced today that they, and certain related parties, have entered into a definitive business combination agreement which will result in the public listing of IGI. Under the terms of the agreement, IGI and Tiberius will combine under a new holding company to be domiciled in Bermuda, International General Insurance Holdings Limited, Bermuda (“IGI Holdings”), and IGI Holdings is expected to be listed on the Nasdaq Capital Market under the symbol “IGIC”.

IGI is an A (Excellent) AM Best rated international specialist (re)insurer underwriting a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business through its presence in Bermuda, London, Amman, Dubai, Labuan and Casablanca. IGI was launched in 2001 and has been led since its inception by Wasef Jabsheh. Mr. Jabsheh has over 50 years of experience as a (re)insurance leader in worldwide markets having been instrumental in establishing Abu Dhabi National Insurance Company in 1973, and founding Middle East Insurance Brokers in 1990 and International Marine & General Insurance Co. in 1991 (sold to Houston Casualty Company (HCC) in 1994). IGI has consistently generated a 90% average combined ratio over the past 10 years with prudent, sound underwriting, providing insurance products in more than 200 countries including markets with attractive growth rates.

Wasef Jabsheh, Vice Chairman and CEO of IGI, said: “I am very proud of IGI’s accomplishments over the past 17 years as a client-focused and underwriting-first worldwide specialty (re)insurer with a demonstrable track record of superior results. Entering the public markets as a scaled, publicly-traded, pure-play specialty commercial (re)insurer enhances our ability to continue to prudently grow our business and compound tangible book value by delivering low-volatility returns. I am particularly pleased that I will continue to personally own a meaningful part of this company and oversee the next phase of IGI’s growth as a public company while maintaining the key tenets of the culture that has made IGI successful since inception. IGI will always deliver world class service to our clients while driving long-term total value creation for our shareholders.”

Waleed Jabsheh, President of IGI, said: “As a recognized leader in non-US (re)insurance commercial property casualty markets and one of the preeminent MENA underwriters in the world, IGI has a global platform and infrastructure that provides a service-focused approach for clients and will enable new shareholders to take advantage of current market conditions. This transaction will allow IGI to continue to execute its organic growth plan through expanding capacity and relationships in its core Afro-Asian, European and Latin American markets, maintain high levels of capital adequacy, enhance its credit ratings over time, and facilitate its potential entry into the US excess and surplus (E&S) markets.”

Michael Gray, Chairman & Chief Executive Officer of Tiberius, and Andrew Poole, Chief Investment Officer of Tiberius, said: “The acquisition of IGI is perfectly aligned with our objectives. Since inception, IGI has had an enviable track record of growth in tangible book value per share through high-quality and low-volatility ROE, cycle management, its conservative reserving philosophy and a unique ability to benefit from changes in the property casualty insurance cycle. Recent catastrophic events during 2017 and 2018 along with the low interest rate environment globally are driving rate momentum in the global (re)insurance market. The time for IGI to enhance its capitalization and access to low cost capital to take advantage of these conditions is ideal and we look forward to participating in the company’s future success as significant investors and providing our experienced investment management and public market perspectives to drive further value creation going forward.”

The respective boards of directors of both Tiberius and IGI have unanimously approved the proposed transaction. Completion of the proposed transaction is subject to the approval of Tiberius stockholders, the SEC declaring a registration statement effective and other customary/regulatory closing conditions. The proposed transaction is expected to close in Q1 2020.

Highlights of the proposed transaction:

IGI is excited to partner with Tiberius and draw upon its highly-experienced management team and Board of Directors comprised of insurance veterans including senior executives, former regulators and investors in order to focus on ensuring an optimized public listing process for the company. With more than $100 million of committed capital, Tiberius has already underscored the value that its structure brings to IGI’s public listing process.

Tiberius believes that its combination with IGI represents an opportunity to invest in a best-in-class insurance company at an attractive valuation and is consistent with the approach and objectives outlined at the time of Tiberius’ initial public offering. The transaction provides Tiberius an opportunity to partner with an exceptional, well-aligned management team which is committed to continue building on its already impressive business. The details of Tiberius’ investment rationale are highlighted below:

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The transaction is offered at an attractive entry valuation relative to specialty insurance peers. At the agreed price, IGI is valued at approximately 1.26x book value[1], which is a significant discount to the median price to book value of publicly-listed specialty insurers in the US, UK and Bermuda.

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IGI has a 17-year track record of creating shareholder value through superior underwriting, capital management, and conservative investment management, delivering a 361% return for shareholders since inception.

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IGI’s market respected and recognized management team is fully-aligned with public investors and has received numerous industry awards. Wasef Jabsheh was recognized as the 2019 Ernst & Young Entrepreneur of the Year for Jordan and IGI was the 2018 Reinsurer of the Year at the MENA Insurance Awards.

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Approximately $120 million of accretive capital is being raised to prudently take advantage of the improving (re)insurance rate environment with a continued focus on profitability and capital preservation that has led IGI to deliver a 90% average combined ratio over the last 10 years.

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IGI’s business consists of 17 business lines spanning across attractive specialty and niche products in 200 plus countries with a business plan to selectively expand into new specialty lines and markets, including a potential entry into the US E&S markets.

•	IGI possesses a scalable and highly efficient infrastructure, with cost-efficient back office operations in Amman, Jordan.

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IGI has a strong balance sheet with no financial leverage, intangible assets representing only 1% of book value, a conservative investment portfolio, robust solvency ratios and liabilities supported by a rigorous reserving process.

[1]
Calculated assuming $10.45 price per Tiberius share, no redemption of shares, pro forma outstanding shares of 52.682 million & pro forma book value of $437mm (6/30/19 standalone book value of $316mm and $121mm of incremental balance sheet cash).

•	IGI’s prudent reserving philosophy and resulting track record of favorable prior-period reserve development, has contributed 12 percentage points to IGI’s combined ratio over the last 5 years.

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There is an opportunity for investment portfolio optimization as IGI selectively shifts from cash into an overall balanced portfolio consisting of highly-rated fixed income securities in line with its peers, potentially improving its investment yield by ~40-70bps.

•	IGI has delivered low volatility returns with an unlevered ROE of approximately 9% through multiple market cycles.

Details of the transaction:

Under the terms of the definitive business combination agreement, the transaction reflects an approximately $550 million public market capitalization (assuming no trust account redemptions by Tiberius public stockholders). The acquisition will be funded through a combination of cash in Tiberius’s trust account, forward purchase commitments, and proceeds from a common stock private placement led by premier institutional investors. The transaction’s minimum monetary threshold ($100 million) is fully committed from existing forward purchase commitments and current Tiberius investors who have waived their right to redeem alongside a significant backstop from Tiberius’s sponsor and new PIPE investors purchasing stock at $10.20 per share. In addition, Tiberius has entered into an agreement to repurchase 3 million of its warrants for $0.75 per warrant.

Upon the closing of the proposed transaction, it is expected that IGI’s senior management will continue to serve in their current roles and execute long-term employment contracts. Wasef Jabsheh will own approximately 24% of the company post-transaction. Michael Gray, CEO and Chairman of Tiberius, and Andrew Poole, Chief Investment Officer of Tiberius, will serve as board members of the combined company.

For additional information on the proposed transaction, please see Tiberius’s Current Report on Form 8-K relating to the transaction, which will be filed promptly and can be obtained at the website of the US Securities and Exchange Commission (“SEC”) at www.sec.gov.

Pro Forma Financial Profile:

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IGI’s IFRS book value was $316 million as of June 30, 2019. This transaction is expected to close in Q1 2020 and add approximately $120 million of equity to IGI’s balance sheet after giving effect to transaction expenses.

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IGI’s gross premium written is expected to be $340 million and net operating income is expected to be $30 million in 2019. Premium growth of approximately 13% year-over-year reflects an improving market environment and rate increases across IGI’s book of business.

•	IGI intends to maintain its historical 40% payout ratio post-closing of the business combination.

•	IGI’s financial projections exclude any potential impact of prior year reserve development.

Additional Information:
RBC Capital Markets is serving as exclusive financial advisor to IGI. Freshfields Bruckhaus Deringer LLP is acting as legal advisor to IGI. Cantor and Dowling & Partners are serving as capital markets advisors to Tiberius. Cantor is serving as private placement agent and Ellenoff Grossman & Schole LLP and Lamson Dugan & Murray LLP are serving as legal advisors to Tiberius.

Investor Conference Call Information:
IGI and Tiberius will host a joint investor conference call to discuss the proposed transaction tomorrow, October 11, 2019 at 10:00 am ET.

Interested parties may listen to the prepared remarks call via telephone by dialing +1 (844) 512-2921, or for international callers, +1 (412) 317-6671. A telephone/web replay will be available from 10:00 am ET on October 11, 2019 to 11:59 pm ET on October 18, 2019. The replay PIN number is 1136555. The replay can also be accessed at www.tiberiusco.com.

The related investor presentation with more detailed information regarding the proposed transaction and a transcript of the investor call (once available) will be posted at (www.tiberiusco.com or www.iginsure.com). The investor presentation will also be furnished today by Tiberius to the SEC on a current report on Form 8-K, which can be viewed at the SEC’s website at www.sec.gov.

About IGI:
IGI is a leading international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in the Dubai International Financial Centre with operations in Bermuda, London, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. S&P Global Ratings confirmed IGI’s financial strength rating to “A-“, with a Stable outlook. AM Best upgraded the company to “A” (Excellent), with a Stable outlook, stating “the upgrade reflects IGI’s resilient operating results, which have been driven by robust underwriting performance over the longer term”. For more information about IGI, please visit www.iginsure.com.

About Tiberius:
Tiberius is a blank check company with over $200 million of capital in trust and forward purchase commitments and is led by Michael Gray and Andrew Poole. Tiberius was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more target businesses in the insurance sector. The executives and Board of Directors of Tiberius have greater than 140 years of public company operational, regulatory and insurance public company leadership. For more information about Tiberius, please visit www.tiberiusco.com.

Important Information About the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, IGI Holdings intends to file a registration statement on Form F-4 (the “F-4”) with the Securities and Exchange Commission (the “SEC”) which will include a prospectus with respect to IGI Holding’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to Tiberius’s stockholder meeting at which Tiberius’s stockholders will be asked to vote on the proposed transaction. Tiberius’s stockholders and other interested persons are advised to read, when available, the F-4 and the amendments thereto and other information filed with the SEC in connection with the proposed transaction, as these materials will contain important information about IGI, Tiberius, and the proposed transaction. When available, the proxy statement contained in the F-4 and other relevant materials for the proposed transaction will be mailed to stockholders of Tiberius as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the F-4 and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002.

Participants in the Solicitation:
Tiberius, IGI, IGI Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Tiberius’s stockholders with respect to the proposed transaction. A list of the names of Tiberius’s directors and executive officers and a description of their interests in Tiberius is contained in Tiberius’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002, Attention: Bryce Quin. Additional information regarding the interests of such participants will be contained in the F-4.

IGI and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Tiberius in connection with the proposed transaction. A list of the names of such directors and executive officers will be included in the F-4 when available.

No Offer or Solicitation:
This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Non-IFRS Financial Measures:
This press release includes certain non-IFRS financial measures, including net operating income and pro forma net operating income. These financial measures have not been prepared in accordance with IFRS and include certain adjustments and modifications which would not be permitted in financial measures prepared in accordance with IFRS. However, management uses these measures, and believes that these measures are important, in evaluating its own business.  Management also believes that these non-IFRS financial measures are useful to investors and other users of IGI’s financial statements in evaluating IGI’s operating performance because they provide an additional tool to compare business performance across periods and among companies. These non-IFRS financial measures also enable investors to more easily evaluate the underlying financial performance of IGI. The presentation of non-IFRS financial measures is intended to complement, and should not be considered an alternative to, the presentation of IGI’s results under IFRS. In addition, non-IFRS financial measures as presented in this press release may not be comparable to similarly titled measures used by other companies.

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of Tiberius, IGI and IGI Holdings may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information including projected IGI data for 2019 (which has not been audited or reviewed by auditors), statements regarding the anticipated financial impact of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, including without limitation receipt of all required regulatory approvals, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Tiberius, IGI, and IGI Holdings and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Tiberius or other conditions to closing in the business combination agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares on Nasdaq in connection with or following the closing of the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (8) the potential inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the demand for IGI’s and the combined company’s services together with the possibility that IGI or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed transaction, including those under “Risk Factors” therein, and in Tiberius’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, the financial projections included herein are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Tiberius and IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiberius, IGI, and IGI Holdings do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Tiberius Acquisition Investor Contact:
Andrew Poole
+1.504.754.6671
apoole@tiberiusco.com

International General Insurance Media Contact:
Mairi Mallon
(Rein4ce for IGI)
+ 44 (0) 7843076533
Mairi.Mallon@rein4ce.co.uk